UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31728

GRANITE REAL ESTATE INC.

(Exact name of registrant as specified in its charter)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

* On January 3, 2013 Granite Real Estate Inc. (“Granite”), Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) completed a conversion (the “Conversion Transaction”) of Granite from a corporate structure to a “stapled unit” real estate investment trust structure.  Under the Conversion Transaction, the holders of common shares of Granite exchanged their common shares, in a series of steps, for stapled units (“Stapled Units”), each consisting of one trust unit of Granite REIT and one common share of Granite GP, on a one-for-one basis.  After completion of the Conversion Transaction Granite GP and Granite REIT will own, through a limited partnership and its subsidiaries, directly and indirectly, all the shares of the (reorganized) Granite and all of the subsidiaries, business and assets previously held by Granite.

Pursuant to the requirements of the Securities Exchange Act of 1934 Granite Real Estate Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 8, 2013	By:	/s/ Jennifer Tindale
		Name:	Jennifer Tindale
		Title:	Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.